

Mail Stop 7010

April 23, 2009

Mr. Joseph A. Orlando
Leucadia National Corporation
315 Park Avenue South
New York, NY 10010

> **RE:** **Leucadia National Corporation**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 27, 2009**
> **Definitive Proxy Statement Filed On April 10, 2009**
> **File #1-5721**

Dear Mr. Orlando:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding comments on the financial statements and related matters, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, to the undersigned at (202) 551-3689. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Pam Long, Assistant Director, at (202) 551-3760 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief Accountant